Exhibit 99.1

BRIO GOLD, A SUBSIDIARY OF YAMANA GOLD, PROVIDES UPDATE ON C1 SANTA LUZ
--New flowsheet defined and positive metallurgical testwork results--

TORONTO, ONTARIO, August 13, 2015 ─ BRIO GOLD INC. (“Brio Gold”), a subsidiary of Yamana Gold Inc. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”), is hereby announcing the modified process flowsheet and results from the recently completed metallurgical testwork at the C1 Santa Luz project (“C1 Santa Luz”), located in the Bahia State of Brazil.  The results of the work to date have been incorporated into a Preliminary Economic Assessment Report (“PEA”) in accordance with National Instrument 43-101, which includes an updated mine design and production schedule based on a new mineral resource in connection with the current operating cost estimates and recovery parameters.  The PEA is being completed by Roscoe Postle Associates Inc (“RPA”).

“We have reached a major milestone toward the restart of C1 Santa Luz,” said Gil Clausen, Brio Gold’s President and Chief Executive Officer.  “The modified plant flowsheet is expected to achieve average recoveries of about 83% with the mine plan designed to separate the carbonaceous minerals from the clean dacite minerals.  Given the results of this metallurgical testwork and pilot plant success, we are moving onto the next stage of analysis in our re-commissioning plan. C1 Santa Luz is expected to contribute approximately 100,000 ounces per year when in full production and will bring our annual production profile to over 230,000 ounces of gold per year.  This combined with the operational turnaround at Pilar and the recent exploration success at Fazenda Brasileiro point to a very robust production and cost profile in the future.”

PEA Results Highlights
•	After-tax net present value (“NPV”)(1) at a 5% discount rate of $199 million and an after-tax internal rate of return (“IRR”) of 56%, based on the open pit mineral resource only.

•	Average annual gold production of approximately 100,000 ounces over a ten year mine life, for total open pit life of mine (“LOM”) gold production of 1.03 million ounces of gold.

•	Total average LOM recoveries of 83.7%.

•	Average LOM all-in sustaining costs(1,2,3) (“AISC”) of $898 per ounce.

•	Initial plant capital cost(1) of $27.7 million, plus a $4.9 million contingency.

•	Total initial capital cost(1), including initial plant capital cost, of $47.9 million, including tailings dam lifts, and liner, and community related costs.

•
Open pit indicated mineral resource of 28.2 million tonnes at an average grade of 1.61 grams per tonne (“g/t”) gold for a total of 1.46 million contained gold ounces and an open pit inferred mineral resource of 1.5 million tonnes at an average grade of 1.6 g/t gold for a total of 79,000 contained gold ounces.

(All amounts are expressed in United States dollars unless otherwise indicated.)

•
Underground indicated mineral resource of 2.0 million tonnes at an average grade of 2.25 g/t gold for a total of 144,000 contained gold ounces and an underground inferred mineral resource of 10.8 million tonnes at an average grade of 2.5 g/t gold for a total of 865,000 contained gold ounces.

1.	Based on a long-term Brazilian Real to U.S. Dollar exchange rate of 3.40 and a flat gold price of $1,250 per ounce.
2.
Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q22015 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

3.	Includes cash costs, sustaining capital and exploration expense.

The C1 Santa Luz PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, there is no certainty that the C1 Santa Luz PEA will be realized.  As a result of the PEA, there are no mineral reserves reported in connection with C1 Santa Luz at this stage. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MINERAL RESOURCE

The mineral resource estimate for C1 Santa Luz is provided below.  The PEA LOM plan is based on the open pit mineral resource only and does not include the underground mineral resource.  Brio Gold intends to study the underground potential at a later date.  The C1 Santa Luz mineral resource is effective March 31, 2015 and includes drill holes to the end of the most recent drilling campaign which occurred in 2012 through to 2013.

Category of Mineral Resource	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Indicated – Open pit	28,239	1.61	1,461
Inferred – Open Pit	1,511	1.6	79

Indicated - Stockpile	1,577	1.02	52

Indicated – Underground	1,993	2.25	144
Inferred – Underground	10,818	2.5	865

Total Indicated	31,809	1.62	1,657
Total Inferred	12,328	2.4	943
-	CIM definitions were followed for Mineral Resources.
-	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.

Page | 2

-	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
-	Mineral Resources are estimated using a gold price of $1,500 per ounce and constrained by a pit shell.
-	Numbers may not add due to rounding.

The mineral resources for the LOM plan, which may potentially be mined by open pit methods, are provided below.

Category of Mineral Resource	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Indicated – Open pit	23,262	1.51	1,129
Indicated – Stockpile	1,577	1.02	52
Total Indicated	24,838	1.47	1,174

Total Inferred	1,097	1.6	58
-	CIM definitions were followed for Mineral Resources that may potentially be mined by open pit methods.
-	Excludes any Underground Mineral Resources.
-	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
-	Mineral Resources are estimated using a gold price of $1,250 per ounce.
-	Numbers may not add due to rounding.
-	5% mining dilution was added to all ore tonnes.

METALLURGICAL TESTWORK

Brio Gold, in cooperation with Yamana management, completed a five month metallurgical testwork program to develop an updated flowsheet for the processing of carbonaceous minerals at C1 Santa Luz. Three metallurgical composite samples, totaling 17 tonnes and representing the carbonaceous high to low sulphur minerals, were used for the testing program.

The testwork was performed in Australia by Gekko Systems Pty Ltd (“Gekko”), in Brazil by Yamana and Brio Gold, and in the USA by Hazen Research Inc (“Hazen”), utilizing batch scale and pilot plant testing methods.  Both Gekko and Hazen are independent firms from Yamana and Brio Gold.  The resulting flowsheet (see Appendix 1) was designed in collaboration with Gekko and Ausenco Limited (“Ausenco”) and demonstrated that it is potentially viable to process the carbonaceous minerals.  The new flowsheet eliminates the flotation circuit and the leaching of sulphide concentrate, and is now a “whole ore leach” of the total plant feed of carbonaceous and non-carbonaceous mineral types.  This accommodates the variability in the “preg-robbing” organic carbon and sulphur concentrations in the plant feed.

The new processing route implements a kerosene soak and removal step ahead of the leaching circuit, in order to blank naturally occurring “preg-robbing” carbon before the gold mineral is leached in cyanide and adsorbed onto activated carbon in a Carbon-in-Leach (“CIL”) circuit.  The design allows for various addition points and dosages of kerosene and cyanide in the circuit, in order to accommodate varying concentrations of organic carbon.

Page | 3

The expected average recoveries for the different mineral types, based on the testwork available, are as follows:
•	Non-carbonaceous dacitic mineral – 90.0%
•	Carbonaceous low to high sulphur minerals – 74.0%
•	Weighted average overall recovery - 83.7%

The expected plant modifications to the existing circuit require the installation of a pre-leach thickener, kerosene blanking and soak tanks, additional carbon regeneration capacity, six leaching tanks and one additional elution column. A Knelson concentrator will be installed in the grinding circuit, once dacitic mineral processing starts.  Further, additional lifts on the two existing tailings dams as well as a geo-membrane lining on the larger tailings dam will be required to be constructed.

MINING

C1 Santa Luz is a past operating open pit mine, currently on care and maintenance, with a plant capacity of approximately 6,800 tonne per day (“tpd”).  Based on the updated mine design and production schedule, which is modelled on a new mineral resource constrained by current operating cost estimates and recovery parameters, C1 Santa Luz is expected to produce approximately 100,000 ounces of gold per year over a ten year mine life for a total of 1.03 million ounces of gold.  A summary of production metrics is provided below and a detailed LOM production schedule is available in Appendix 2 at the end of this press release.

Production Metrics:

Total material mined (million tonnes)	24.4
Stockpiled material (million tonnes)	1.6
Total waste (million tonnes)	198.9
Stripping ratio	8.2:1
Total tonnes processed (million tonnes)	25.9
Average annual production (koz)	100
Total gold production (koz)	1,034
Mine life (years)	10
Average gold grade (g/t)	1.48

Page | 4

CAPITAL AND OPERATING COSTS

The capital cost estimate for the planned plant modifications is $27.7 million, plus a $4.9 million contingency. The total capital cost for the re-commissioning of C1 Santa Luz is expected to be $47.9 million.  A detailed capital breakdown is provided below:

Capital Expenditures (In millions)
Plant capital expenditures
Plant	$27.7
Contingency	$4.9
Sub-total	$32.6
Other capital expenditures
Owner’s cost	$1.8
Tailings dam	$5.4
Pit re-start	$0.5
Pre-feasibility and optimization studies	$1.3
Sub-total	$8.9
Community related costs	$6.3
Total other capital cost	$15.2
Total capital cost	$47.9

Average LOM cash costs and average AISC, inclusive of royalties, for C1 Santa Luz is estimated at $841 and $898 per ounce of gold, respectively. Total operating costs are estimated at $31.59 per tonne milled, which includes mining, processing and direct general and administration costs.  A breakdown of operating costs is provided below.

Operating unit costs (1)
Mining	$1.80/tonne moved
Processing – Dacite	$13.19/tonne milled
Processing – Carbonaceous	$16.43/tonne milled
General & Administrative expenses	$1.56/tonne milled
(1)	Based on a long-term Brazilian Real to U.S. Dollar exchange rate of 3.40.

PROJECT ECONOMICS

Based on a long-term Brazilian Real to U.S. Dollar exchange rate of 3.40 and a gold price of $1,250 per ounce, the after-tax NPV (5%) for C1 Santa Luz is $199 million and the after-tax IRR is 56%.  A sensitivity analysis on varying gold prices and Brazilian Real to U.S. Dollar exchange rates was completed on the NPV. The results are summarized below.

Page | 5

Gold Price Sensitivity (per ounce) (at long-term Brazilian Real to U.S. Dollar exchange rate of 3.4)	$1,125 (-10%)	$1,250 (Long-term Base)	$1,375 (+10%)
After-tax NPV (0%) (in millions)	$169.6	$285.5	$396.4
After-tax NPV (5%)(in millions)	$113.0	$199.4	$282.2
After-tax NPV (8%) (in millions)	$88.5	$162.2	$232.7

Brazilian Real Sensitivity (Brazilian Real to U.S. Dollar) (at a $1,250 per ounce gold price)	3.06 (-10%)	3.4 (Long-term Base)	3.74 (+10%)
After-tax NPV (0%) (in millions)	$210.3	$285.5	$344.9
After-tax NPV (5%) (in millions)	$142.4	$199.4	$244.5
After-tax NPV (8%) (in millions)	$113.0	$162.2	$201.1

Qualified Persons

The mineral resource estimate was prepared by RPA in accordance with standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards-For Mineral Resources and Mineral Reserves”, adopted by CIM Council on May 10, 2014.  Messrs. Hugo Miranda, P.C., Chester M. Moore, P. Eng., and Andrew P. Hampton, P. Eng., serve as the Qualified Persons for the PEA. Mr. Moore is the Qualified Person for this Mineral Resource Estimate.  Messrs. Miranda, Moore and Hampton, who are independent of the Company, have approved the contents of this news release.

About Brio Gold

Brio Gold, a subsidiary of Yamana Gold, holds the Fazenda Brasileiro and Pilar mines and the C1 Santa Luz project. The Company expects to produce 130,000 ounces of gold in 2015, increasing to an average run-rate of over 230,000 ounces in 2017 with the re-start of C1 Santa Luz.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

Page | 6

APPENDIX 1

Mineral Processing Plant Flowsheet – Project C1

ROM STOCKPILE
ROM MINERAL
PRIMARY CRUSHING
SECONDARY CRUSHING
CRUSHED MINERAL STOCKPILE
GRINDING
PRE-LEACH THICKENER
KEROSENE SOAK
CIL
ELUTION & REFINERY
CYANIDE DETOXIFICATION
Reagents Legend
CuSO4
Flocculant
Fe2(SO4)3
Lime
NaOH
Na2S2O5
Leach aid
NaCN
Kerosene
Oxygen
HCl

Page | 7

APPENDIX 2 – LIFE OF MINE PRODUCTION SCHEDULE
		2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	LOM
Mineral Mined - Dacite	kt	-	1,084	1,543	1,215	1,403	1,692	1,941	1,743	2,497	2,305	646	16,069
Mineral Mined - Carbonaceous	kt	-	1,093	1,280	1,303	1,195	956	844	665	549	213	192	8,289
Total Mineral Mined	kt	-	2,177	2,822	2,517	2,598	2,648	2,786	2,408	3,047	2,518	838	24,359
Stockpile	kt	1,200	377	-	-	-	-	-	-	-	-	-	1,577
Waste	kt	2,521	16,052	21,693	21,848	23,721	18,865	22,193	31,210	20,569	11,825	8,392	198,889
Mineral Processed - Dacite	kt	-	1,105	1,255	1,244	1,349	1,535	1,727	1,819	2,098	2,288	1,688	16,106
Mineral Processed - Carbonaceous	kt	1,200	1,395	1,245	1,256	1,151	965	773	681	402	212	548	9,829
Total Mineral Processed	kt	1,200	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,235	25,935
Processed Grade - Dacite	g/t Au	-	1.67	1.83	1.53	1.33	1.37	1.50	1.29	1.53	1.47	1.06	1.44
Processed Grade - Carbonaceous	g/t Au	1.00	1.55	1.72	1.55	1.78	1.66	1.84	1.59	1.73	1.45	1.02	1.54
Total Average Grade	g/t Au	1.00	1.60	1.77	1.54	1.54	1.48	1.61	1.38	1.56	1.47	1.05	1.48
Recovery - Dacite	%	87%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90.0%
Recovery - Carbonaceous	%	74%	74%	74%	74%	74%	74%	74%	74%	74%	74%	74%	74.0%
Total Average Recovery	%	74%	81%	82%	82%	81%	83%	84%	85%	87%	89%	86%	83.7%
Recovered Gold - Dacite	koz	-	53	66	55	52	61	75	68	93	97	52	673
Recovered Gold - Carbonaceous	koz	29	52	51	46	49	38	34	26	17	7	13	361
Total Recovered Gold	koz	29	105	117	101	101	99	109	94	109	105	65	1,034

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Page | 8